

The Coach Eatery Co.

BUSINESS PLAN

EXECUTIVE SUMMARY

In the past year we've seen the restaurant and hospitality industry go through one of the hardest times in its long history. The covid-19 era has caused old institutions, mom and pops and many favorites neighborhood spots to shutter its door. While quarantining, my brother (a veteran of the restaurant industry) and I set out to find a way to redefine the dining experience. By learning from the pass and studying the present, future, and even taking cues from other industries The Coach was born.

During the past year we saw how being stagnant can really hurt an industry, so we ask ourselves, how can a restaurant be sustainable, adaptable, eco-friendly and in the cutting edge. The Coach gives us the solution, able to adapt to our current environment while providing our guests with great eats and a modern take on hospitality. By learning from the past, thinking outside the box and appealing to all generations, we fully expect to see growth with this concept.

 This concept has great potential for seeing fast and steady profits. The current state of the industry is failing, but the great news is that we can only go up from here, if we adapt, which is where we come in. Our company is looking to raise $400,000 to lay the foundation. These funds will be used to purchase equipment, hire staff, and build the infrastructure. We must ensure that the industry is not lost, and we have designed a way to keep it going.

- **Current Industry:** little adaptability, stagnation, environment and un-sustainable.

- **Mission:** To redefine the restaurant industry, to update the way we dine.

- **Solution:** Eco-friendly, adaptable, sustainable

- **Market Focus:** Millennials, Gen-Z

- **Expected Returns:** With as little as 64 customers a day we expect a return of 1.1 million yearly. As we grow in popularity to even 96 customers a day, we fully expect a full return on 1.7 million yearly.

COMPANY OVERVIEW

We are a family-owned business. During these COVID times we have noticed a lack of adaptability for restaurants, which causes a huge downfall in the industry. We have set out to formulate a new type of concept and create a new form of dining and push the restaurant industry into the 21st century. Our mission is to make a sustainable eatery for the new way of life.

- **Company Summary:** We have taken two old concepts and combine them to create a new type of dining. We have combined indoor dining with the food truck concept and updated to create The Coach.
- **Mission Statement:** To create eco-friendly, technology driven, sustainable and adaptable eateries.
- **Company History:** Our Chef /CEO has more than 20 years in the restaurant industry and knows all the inner workings of the industry. He saw the need for a new form of dining and set out to find how to make that happen.
- **Management Team:** Our management team is comprised of three sections. Our Operations section is managed and run by the Head Chef and CEO of the company. Our Finance Section is managed and run by the CFO of the company, while our personnel and HR section is managed by our COO.
- **Legal Structure and Ownership:** The ownership is split evenly into 4 parts, with 75% of ownership owned by the family and 25% free standing for investment opportunities.

PRODUCT DESCRIPTION

The Coach Eateries mission is to create a restaurant that can adapt to any environmental or economy scenario. Part of our plans is to tap into advancement made in other industries, like renewable energy, sustainable material, software and social. When most people think of dining, they picture a drive-thru, sit and dine (brick and mortar), or even a food truck. As we saw this past year these restaurant concepts are not easily adaptable to an environmental change such as a pandemic. Our mission to create a new concept that is easily adaptable to environmental and economic hardship.

After some research we have adopted the best practices of some food concepts to help create the coach vision; Food trucks for the mobility and fast service, outdoor dining and the to-go or finish at home concept. Technology will be a big part of our eco system to create ease and comfort for our guests, also the use of sustainable raw materials and energy for its green initiative.

- **Opportunity:** The current state of the industry has led to the use of technology that is not easily adaptable or cost effective for many small restaurants, we want The Coach to be a think tank to the development of sustainable tech that helps a small business grow even when sit down dining is not possible.
- **Key Participants:** First and foremost, our goal is to enhance the community. Buy local and stay local. As we grow so will our community.
- **Pricing:** Our pricing is set to match the local markets and customer base.

OPERATING PLAN

Our operation will be broken up into three main sections: Operations, Financial, and HR. I have created an organizational structure to provide an outline as to where and how the powers of the company will be divided. Doing so will ensure proper operation without overwhelming one person over the next.

The vision of our company has 3 phases:

- Phases 1: Branding and recognition
- Phase 2: Growth
- Phase 3 Expansion

Meanwhile, our corporate bylaw outlines how often we will conduct budget, financial, and operational meetings for a successful and smooth continuance of operation.

- **Sourcing and Order Fulfillment:** Our main produce sourcing will be local farms and wineries. There will be occasions where some raw material will have to be sourced from major importers.
- **Payment:** Methods of payment will be standardized with all current credit/debit cards, as well cash and cash apps.
- **Technology:** To deliver proper service in our concept technology is a major part:
  - Tablets – are used to take orders from the customers and provide customer service from out digital waiter.
  - POS – are used to provide the orders to the kitchen, bar, and host/hostess or runners.
  - Apps- for our to-go and finish at home programs.
  - Solar – provide power to all systems.
- **Key Customers:** Our target demographic will be Millennials and Gen-z, individuals looking for good eats that feature local products, all served in an eco-minded atmosphere.
- **Key Employees and Organization:** Our employees will all report to our HR head who will train and evaluate to ensure they are suitable for the position. Kitchen operations will report to the chef for proper training to suit our needs. Head of house operations will report to the floor manager for proper training to suit our needs.

- Servers – with good personalities, and good customer service, also will have to be tech savvy.
- Cooks – with previous knowledge of kitchen operations.
- Runner/busser – no previous knowledge needed this position is easily trained.
- Host/hostess – with good personalities, and good customer service.
- Bartender – with knowledge of bar operations.

MARKETING AND SALES PLAN

Promotion is key when it comes to restaurants and getting the word out as soon as possible will help bring in customers sooner than later. Our main source for promotion will be social media to get people talking about the new concept. Showcasing videos as to how we built our location, videos on how to make our food, and much more. We also plan to invite hotels, radio stations, local tech companies and share the space or feature other local businesses.

- **Key Messages:** Our concept focuses on being eco-friendly, sustainable, and adaptable.
- **Marketing Activities:** The following promotion opportunities will provide our company the best chance of product recognition, qualified leads generated, store traffic, or appointments.

  - Media advertising (newspaper, magazine, television, radio)
  - Seminars or business conferences
  - Joint advertising with other companies
  - Word of mouth or fixed signage
  - Digital marketing such as social media, email marketing or SEO

FINANCIAL PLAN

The Coach Eateries financial plan considers multiple possibilities, we have created a profit and loss model for the first year of operations with the assumption of in store, to-go and finish at home sales. our model assumes we will fill each seat of the restaurant 2 times a day once for lunch and once for dinner. Calculations have been made at 100% capacity, 75% capacity, 50% capacity and 25% capacity each of which will all bring out a profit with proper monitoring.

We believe in fair pay for a hard day of work, all our back of the house and front of the house positions are hourly with wages starting at $15 per hour. The reason for this is to discourage competition between the team and to encourage more of a symbiotic work environment. We believe working as one will improve customer satisfaction and generate return business. One of our future goals is to improve the restaurant worker way of life. As we grow the business, we would like to implement a 4 days on 3 days off schedule for all positions.